UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 14, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

The Madison Square Garden Company
File No. 1-36900 - CF#32736

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The Madison Square Garden Company (formerly MSG Spinco, Inc.) submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to an amended Form 10-12B filed on July 24, 2015.

Based on representations by The Madison Square Garden Company that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit 10.14	through November 24, 2029
Exhibit 10.16	through November 24, 2029
Exhibit 10.17	through November 24, 2029
Exhibit 10.19	through November 24, 2029

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa A. Countryman
Secretary